Exhibit 99.1

Nebius to triple capacity at Finland data center to 75 MW

Amsterdam, October 8, 2024 – Nebius (NASDAQ:NBIS), a leading AI infrastructure company, today announced that it will triple the capacity of its data center in Mäntsälä, Finland. The current expansion phase will enable Nebius to place up to 60,000 GPUs at the Mäntsälä location alone, with annual revenue potential of over USD 1 billion at full capacity utilization.

The expansion of the Finnish data center – a state-of-the-art location with strong green credentials – is part of Nebius’s program to invest more than USD 1 billion in AI infrastructure in Europe by mid-2025. The program also includes investments in build-to-suit data centers at greenfield sites primarily in Europe as well as colocations, such as the recently announced GPU cluster in Paris.

Andrey Korolenko, Head of Infrastructure at Nebius, said:

“Tripling capacity at our flagship site in Finland is an important step in our build-out of best-in-class AI infrastructure in Europe. Our data center at Mäntsälä is our ‘home base’ and showcases our ambition and the technical capabilities of the Nebius team, as well as our approach to adopting sustainability principles in our infrastructure. The capacity we are adding here during this expansion phase will enable us to better serve growing demand from AI builders globally.”

Nebius is already one of the leading providers of GPU capacity in Europe through the Mäntsälä data center. The expansion in Finland will include deployment of NVIDIA H200 Tensor Core GPUs, which will be available to customers from November, in addition to already installed NVIDIA H100 Tensor Core GPUs that form the backbone of Nebius’s fleet of NVIDIA GPUs. Nebius will also be one of the first providers in Europe to bring the state-of-the-art, energy-efficient NVIDIA Blackwell platform to customers in 2025.

The data center at Mäntsälä deploys innovative technological solutions that help to reduce its environmental footprint, reflecting Nebius’s approach to adopting sustainability principles in its infrastructure. These include hardware optimized for intensive workloads, energy-efficient supercomputing, advanced cooling and heat recovery systems.

With a power usage effectiveness (PUE) as low as 1.1 under high IT loads, the data center significantly outperforms the global average of 1.58. It also utilizes free cooling, reducing reliance on chillers and refrigerants, and incorporates a heat recovery system to repurpose server heat for local residential heating. This system currently recovers approximately 20,000 MWh of energy annually, heating the equivalent of 2,500 Finnish homes. Expansion of the data center will further increase the efficiency of the heat recovery program.

The Mäntsälä data center is also home to ISEG, among the most powerful supercomputers worldwide in both performance and energy efficiency. With 35.26 GFlops per watt-second, it ranks in the top 25 supercomputers by energy efficiency globally. The facility’s innovative design allows for operations at higher server temperatures, up to 40°C, contributing additional energy savings of approximately 15%.

Nebius is being purpose-built to meet the demands of the global AI industry and leans on deep technical expertise across hardware, software and machine learning. The company’s 500+ strong team of engineers has decades of knowledge of building world-class tech infrastructure, as well as an in-house LLM R&D team.

The current investment program will enable Nebius to reach a total capacity of tens of thousands of NVIDIA GPUs to bring its highly differentiated, energy-efficient, complete AI cloud offering to customers worldwide.

About Nebius

Nebius is a technology company building full-stack infrastructure to service the explosive growth of the global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the company has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius’s core business is an AI-centric cloud platform built for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house (including servers, racks and data center design), Nebius gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

A Preferred cloud service provider in the NVIDIA Partner Network, Nebius offers high-end infrastructure optimized for AI training and inference. The company boasts a team of over 500 skilled engineers, delivering a true hyperscale cloud experience tailored for AI builders.

To learn more, please visit www.nebius.com

Contacts

For journalists: media@nebius.com

For investors: askIR@nebius.com

Disclaimer

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained or implied in this press release other than statements of historical facts, including, without limitation, statements regarding our capacity expansion plans, GPU acquisition plans, utilization targets, business plans, market opportunities, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance.  The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully implement our data center expansion plans and acquire the number of GPUs we target, to achieve the utilization levels we target, to operate and develop a fundamentally different, early-stage group following the divestment of a significant portion of our historical operations; to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; and to obtain any further debt or equity financing that may be necessary to achieve our objectives. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. Notwithstanding the completion of the full divestment of our Russian businesses, we also continue to be subject to many of the risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023 and “Risk Factors” in a shareholder circular filed as Exhibit 99.2 to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on February 8, 2024, which are available on our investor relations website at https://nebius.group and on the SEC website at www.sec.gov. All information in this release is as of October 2, 2024, and the company undertakes no duty to update this information unless required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

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